[SRSY LOGO]                                  Stradley Ronon Stevens & Young, LLP
                                                        2600 One Commerce Square
                                                    Philadelphia, PA  19103-7098
                                                       Telephone  (215) 564-8000
                                                             Fax  (215) 564-8120

Barbara A. Nugent
BNugent@stradley.com
215-564-8092

                                  March 8, 2005

VIA EDGAR

Ms. Mary Cole
U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

     RE:  Gartmore   Mutual   Funds   (formerly,    Nationwide    Mutual   Fund)
          ("Registrant") SEC File Nos. 333-40455/811-08495; CIK No. 0001048702

Dear Ms. Cole:

     We are writing on behalf of the  above-referenced  Registrant,  pursuant to
Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the  U.S.  Securities  and  Exchange  Commission  (the  "Commission")  to the
withdrawal  of   post-effective   amendment  ("PEA")  No.  73,  No.  74  to  the
Registrant's  registration  statement on Form N-1A. Such filing was accepted via
EDGAR at 5:26 p.m. on February 28, 2005  (Accession  No.  0000950116-05-000827).
Such PEA was filed in an unsuccessful  attempt to incorporate by reference,  the
Registrant's Statement of Additional  Information,  which had inadvertently been omitted from the EDGAR filing of the Registrant's  Post-Effective amendment that was filed and "received" by EDGAR at 9:24 p.m. on Friday, February 25, 2005, but
not "accepted" by EDGAR until 8:57 a.m. on Monday,  February 28, 2005 (Accession
No. 0000950116-05-000789).

     Following  our  discussion  with Ms.  Sanders  on  Tuesday,  March 1, 2005,
Registrant  refiled  its annual  post-effective  amendment  to its  registration statement  on Form N-1A in its  entirety.  This filing was accepted via EDGAR at
1:32 p.m. on Wednesday, March 2, 2005 (Accession No. 0000950116-05-000854).  The
Registrant  has informed us that no securities  were sold in reliance on PEA No.
73, No. 74 and none will be.

     Therefore, Registrant respectfully requests the Commission's consent to the
withdrawal   of    Registrant's    PEA   No.   73,   No.   74   (Accession   No.
0000950116-05-000827).

Philadelphia, PA o Malvern, PA o Wilmington, DE o Cherry Hill, NJ o Washington, DC

                  A Pennsylvania Limited Liability Partnership

Ms. Mary Cole
March 8, 2005

     If you have any  questions,  or  require  anything  further  regarding  the request,  please contact me at (215)  564-8092,  or in my absence,  Allan Oster,
Esquire, Esquire,  Assistant General Counsel, Gartmore Global Investments,  Inc.
at (215) 530-1467.

                                                     Sincerely,

                                                     /s/Barbara A. Nugent
                                                     Barbara A. Nugent

cc:      Allan Oster, Esquire